                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   FORM 11-K


                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


          (Mark One):

          (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1999
          -------------------------------------------

                                      OR

          ( ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

          For the transition period from _________________ to __________


          Commission file number 000-25651
                                 ---------


          A. Full title of the plan and address of the plan, if different from that of the issuer named below: OGLEBAY NORTON COMPANY INCENTIVE
                                          --------------------------------
          SAVINGS AND STOCK OWNERSHIP PLAN
          --------------------------------


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: OGLEBAY NORTON COMPANY,
                                                      -----------------------
          1100 SUPERIOR AVENUE, 21st FLOOR, CLEVELAND, OHIO 44114
          -------------------------------------------------------

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          DECEMBER 31, 1999 AND 1998
                                      AND
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 1999

                                      FOR

                          ANNUAL REPORT ON FORM 11-K

                            OGLEBAY NORTON COMPANY
                  INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN
                                CLEVELAND, OHIO

Financial Statements and Supplemental Schedules

Oglebay Norton Company Incentive Savings and Stock Ownership Plan
(formerly Oglebay Norton Company Incentive Savings Plan)

December 31, 1999 and 1998 and Year Ended December 31, 1999 with Report of Independent Auditors

                            Oglebay Norton Company
                  Incentive Savings and Stock Ownership Plan
           (formerly Oglebay Norton Company Incentive Savings Plan)

          December 31, 1999 and 1998 and Year Ended December 31, 1999

                               Table of Contents

Report of Independent Auditors...............................................  5


Financial Statements


Statements of Net Assets Available for Benefits..............................  6
Statement of Changes in Net Assets Available for Benefits....................  7
Notes to Financial Statements................................................  8

Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets Held for Investment
 Purposes at End of Year....................................................  14
Schedule H, Line 4j--Schedule of Reportable Transactions....................  15

                        Report of Independent Auditors

Compensation and Organization Committee
 Oglebay Norton Company

We have audited the accompanying statements of net assets available for benefits of Oglebay Norton Company Incentive Savings and Stock Ownership Plan (formerly Oglebay Norton Company Incentive Savings Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Key Trust Company of Ohio, N.A., the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1998 financial statements, except for comparing the information provided by the trustee, which is described in Note C, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1998. The form and content of the information included in the 1998 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1999, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 1999, and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

Cleveland, Ohio
June 23, 2000

       Oglebay Norton Company Incentive Savings and Stock Ownership Plan
           (formerly Oglebay Norton Company Incentive Savings Plan)

                Statements of Net Assets Available for Benefits

                                                         December 31
                                                     1999           1998
                                                  ---------------------------
Assets
 Cash and cash equivalents                         $   300,206

Investments, at fair value:
 Shares of registered investment companies          18,967,231    $12,605,278
 Collective investment trust                         6,545,788      2,920,845
 Oglebay Norton Company common stock                 5,991,555
 Corporate debt instruments                                             2,370
 Participant loans                                     913,994        290,560
                                                  ---------------------------
                                                    32,418,568     15,819,053
                                                  ---------------------------
Net assets available for benefits                  $32,718,774    $15,819,053
                                                  ===========================

See notes to financial statements.

       Oglebay Norton Company Incentive Savings and Stock Ownership Plan
           (formerly Oglebay Norton Company Incentive Savings Plan)

           Statement of Changes in Net Assets Available for Benefits

                                                                  December 31
                                                                     1999
                                                                 -------------
Additions
Investment income:
 Interest, dividends and capital gains                             $ 2,478,805
 Net appreciation in fair value of
  investments                                                        2,656,610
                                                                 -------------
                                                                     5,135,415
Contributions:
 Employee                                                            2,379,340
 Employer                                                            1,145,677
                                                                 -------------
                                                                     3,525,017
                                                                 -------------
Total additions                                                      8,660,432

Deductions
Distributions to participants                                        5,480,875

Transfer from Oglebay Norton Company Employee
 Stock Ownership Plan and Trust                                      3,210,082

Transfer from Global Stone U.S.A., Inc. 401(k)
 Savings Plan                                                       10,510,082

                                                                 -------------
Net increase                                                        16,899,721
Net assets available for benefits beginning of year                 15,819,053
                                                                 -------------
Net assets available for benefits end of year                      $32,718,774
                                                                 =============

See notes to financial statements.

       Oglebay Norton Company Incentive Savings and Stock Ownership Plan
           (formerly Oglebay Norton Company Incentive Savings Plan)

                         Notes to Financial Statements

          December 31, 1999 and 1998 and Year Ended December 31, 1999


A.  Plan Description

The following description of the Oglebay Norton Company Incentive Savings and Stock Ownership Plan (Plan), formerly the Oglebay Norton Company Incentive Savings Plan, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering salaried employees of Oglebay Norton Company's (Company and plan administrator) corporate office and the Company's wholly owned subsidiary, Oglebay Norton Industrial Sands, Inc. ("ONIS") and certain other employee groups as described below.

Effective July 1, 1998, the Plan was amended to extend coverage to non-bargaining employees of Colorado Silica Sands, Inc. and Global Stone Port Inland, Inc. and to the Bakersfield and Brady (certain hourly employees only) plants of ONIS.

Effective April 1, 1999, the Oglebay Norton Company Employee Stock Ownership Plan and Trust (ESOP plan), covering salaried employees of the Company's corporate office and Industrial Sands subsidiary, and the Global Stone U.S.A., Inc. 401(k) Savings Plan (Global Stone plan), covering non-bargaining employees of the Company's Lime and Limestone subsidiary, were merged into and made part of the Plan. Final transfer of the ESOP and Global Stone plans' assets occurred on April 5, 1999. Coincident with the plan mergers, the Plan agreement was restated to incorporate the applicable provisions of the former ESOP and Global Stone plans and the trustee of the Plan was changed from Key Trust Company of Ohio, N.A. to Charles Schwab Trust Company (trustee).

Effective May 1, 1999 and December 1, 1999, the Plan was amended to extend coverage to employees of Industrial Minerals, Inc. and Specialty Minerals, Inc., respectively.

The Plan allows each participant to elect to contribute from 1% to 15% of base compensation. The contributions represent tax deferred compensation contributions and take the form of reductions in salary for income tax purposes.

The Company is required to contribute an amount equal to either 50% or 75% of a participant's contribution, depending upon the participant's employee group, up to a maximum of 8% of the participant's compensation. Company contributions are nonparticipant-directed and are invested in the Oglebay Norton Stock Fund.

       Oglebay Norton Company Incentive Savings and Stock Ownership Plan
           (formerly Oglebay Norton Company Incentive Savings Plan)

                   Notes to Financial Statements (continued)


A.  Plan Description (continued)

Each participant's account is credited with the participant's contributions, Company matching contributions and Plan earnings. Participants are fully vested as to their contributions and earnings thereon and vest ratably over the first three years of employment (33% after first year, 67% after second year, and 100% after three years) with respect to Company contributions made to the Plan and earnings thereon. For participants withdrawing from the Plan, the unvested portion of Company contributions is forfeited and used to reduce future Company contributions. Participants withdrawing by reason of retirement or other specified circumstances fully vest upon such withdrawal.

The Company reserves the right, by action of its Board of Directors, to terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, all interests of the participants as they exist at that time become fully vested and nonforfeitable and may be distributed immediately in whole or in part at the sole discretion of the trustee of the Plan.

Participants may borrow from their accounts. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. The maximum loan repayment period is five years, unless the loan is for the purchase of a primary residence in which case the maximum term is ten years. The maximum loan balance is the lesser of $50,000 or 50% of the participant's nonforfeitable account balance. The minimum loan amount is $1,000.

B.  Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis. The accounting records are maintained by the plan administrator in conjunction with the trustee, who maintains the assets and distributes benefits.

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the collective investment trust is determined by the trustee based on the market value of the underlying assets. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date

       Oglebay Norton Company Incentive Savings and Stock Ownership Plan
           (formerly Oglebay Norton Company Incentive Savings Plan)

                   Notes to Financial Statements (continued)


B.  Significant Accounting Policies (continued)

are generally valued at the average of the last reported bid and ask prices. Participant loans are valued at their outstanding value which approximates fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain prior year amounts have been restated to reflect the current year presentation.

C.  Investments

All investment information disclosed in the accompanying financial statements including investments held at December 31, 1998, was obtained or derived from information supplied to the plan administrator and certified as complete and accurate by the Key Trust Company of Ohio, N.A.

During 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                                       Net
                                                   Appreciation
                                                   in Fair Value
                                                  of Investments
     Shares of registered investment companies         $  671,519
     Collective investment trust                          295,124
     Oglebay Norton Company common stock                1,689,967
                                                  ---------------
                                                       $2,656,610



       Oglebay Norton Company Incentive Savings and Stock Ownership Plan
           (formerly Oglebay Norton Company Incentive Savings Plan)

                   Notes to Financial Statements (continued)


C.  Investments (continued)

The following is a summary of individual investments held by the Plan as of December 31, 1999 and 1998, which represent five percent or more of net assets available for benefits:

                                                          December 31
                                                      1999           1998
                                                 -----------------------------
          PRISM MaGIC Fund                                          $2,920,845
          Fidelity Advisor Intermediate
           Bond Fund                                                 1,486,574
          Fidelity Advisor Growth
           Opportunities Open-End Fund                               5,363,135
          American Balanced Fund                                     1,475,724
          Fidelity ContraFund                                        2,755,361
          Victory Diversified Fund                                   1,365,300
          Oglebay Norton Company Common Stock*      $ 5,991,555
          Schwab Stable Value Fund                    6,545,788
          INVESCO Total Return Fund                   1,742,355
          Janus Fund                                 10,694,990
          Oakmark Fund                                2,712,245
          Schwab S&P 500 Investor Shares Fund         2,670,673

* Non-participant directed

D.  Nonparticipant-Directed Investment

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

                                                             December 31
                                                         1999           1998
                                                    ----------------------------
          Net assets:
          Cash and cash equivalents                   $  300,206          -
          Investments, at fair value:
            Oglebay Norton Company common stock        5,991,555          -
                                                    ----------------------------
                                                       6,291,761          -
                                                    ============================

       Oglebay Norton Company Incentive Savings and Stock Ownership Plan
           (formerly Oglebay Norton Company Incentive Savings Plan)

                   Notes to Financial Statements (continued)


D.  Nonparticipant-Directed Investments (continued)

                                                        Year Ended
                                                       December 31,
                                                           1999
                                                     ---------------

          Changes in net assets:
           Employer contributions                         $1,047,037
           Employee contributions                            157,964
           Dividends                                          46,180
           Net appreciation in fair value
            of investment                                  1,689,967
           Distributions to participants                    (889,124)
           Transfer from Oglebay Norton Company
            Employee Stock Ownership Plan and Trust        3,210,082
           Transfers from participant-directed
            funds, net                                     1,029,655
                                                     ---------------
                                                          $6,291,761
                                                     ===============

       Oglebay Norton Company Incentive Savings and Stock Ownership Plan
           (formerly Oglebay Norton Company Incentive Savings Plan)

                   Notes to Financial Statements (continued)


E.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 27, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

F.  Transactions with Parties-in-Interest

Transactions with parties-in-interest consist of purchases and sales of investment mediums sponsored by the trustee and shares of Company stock held in the Oglebay Norton Stock Fund.

During 1999, all significant fees for accounting, legal and trustee services were paid by the Company on behalf of the Plan. The fees paid by the Company to the trustee were based on customary and reasonable rates for such services.

G.  Subsequent Event

Effective April 3, 2000, the Plan was amended to extend coverage to the non-bargaining employees who were employed immediately prior to April 4, 2000 by Michigan Limestone Operations Limited Partnership and who became employees of Global Stone Port Inland, Inc. on or about that date. Participation in the Plan for the covered employees began on June 1, 2000.

       Oglebay Norton Company Incentive Savings and Stock Ownership Plan
           (formerly Oglebay Norton Company Incentive Savings Plan)

                          EIN:  34-0152370   Plan 007

               Schedule H, Line 4i--Schedule of Assets Held for
                      Investment Purposes at End of Year

                               December 31, 1999


                                                   Shares or                            Current
    Name of Issuer and Title of Issue            Interest Rates        Cost              Value
-----------------------------------------------------------------------------------------------
Registered Investment Companies:
 INVESCO Total Return Fund                          60,164                             $ 1,742,355
 Janus Fund                                        242,792                              10,694,990
 Lazard International Equity Fund                   63,916                               1,104,464
 Loomis Sayles Small Cap Value Fund                  2,392                                  42,504
 Oakmark Fund                                       99,715                               2,712,245
 Schwab S&P 500 Investor Shares Fund*              118,119                               2,670,673

Collective Investment Trust:
 Schwab Stable Value Fund*                         539,099                               6,545,788

Oglebay Norton Stock Fund:
 Oglebay Norton Company common stock               252,276           4,695,764           5,991,555

Participant loans*                                  8%-10%                                 913,994
                                                                                       -----------
                                                                                       $32,418,568
                                                                                       ===========


* Indicates party-in-interest to the Plan.

      Oglebay Norton Company Incentive Savings and Stock Ownership  Plan
           (formerly Oglebay Norton Company Incentive Savings Plan) s
                          EIN:  34-0158970  Plan 007

           Schedule H, Line 4j--Schedule of Reportable Transactions

                         Year Ended December 31, 1999


Category (iii) - series of transactions in excess of 5 percent of plan assets

                                                Description                 Total         Total         Net
Identity of Party Involved                       of Assets                Purchases       Sales         Gain
----------------------------------------------------------------------------------------------------------------
Charles Schwab Trust Company*        Oglebay Norton Stock Fund*
                                      101 purchases                       $2,733,774
                                      96 sales                                           $1,341,982     $204,911

*    Indicates party-in-interest to the Plan.

There were no category (i), (ii) or (iv) reportable transactions during 1999.

                                 EXHIBIT INDEX
                                 -------------


Exhibit Number                                 Exhibit Description
--------------                                 --------------------

     23                                        Consent of Independent
                                               Auditors

                                  SIGNATURES
                                  ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       OGLEBAY NORTON COMPANY


DATE: June 28, 2000                    By:     /s/ David H. Kelsey
                                       ---------------------------------------

                                                   David H. Kelsey
                                                  Vice President and
                                                Chief Financial Officer
                                              On behalf of the Registrant
                                                as Principal Financial
                                                       Officer